

Mail Stop 4628

July 28, 2017

Rajan Ahluwalia
Chief Executive Officer
Emperor Paper Industries Ltd.
5050 Quorum Drive, Suite 700
Dallas, TX 75254

>   **Re: Emperor Paper Industries Ltd.**
>   **Registration Statement on Form S-1**
>   **Filed July 7, 2017**
>   **File No. 333-219193**

Dear Mr. Ahluwalia:

    We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

    Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

    After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1.   Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

2.   We note the disclosure on page 41; however, you appear to be a shell company as defined in Securities Act Rule 405 because you appear to have no or nominal operations and no or nominal assets. As such, please disclose that you are a shell company on your prospectus cover page and add a risk factor that highlights the consequences of shell company status such as enhanced reporting requirements imposed on shell companies, and the unavailability of Rule 144 under certain conditions, or advise. Also revise the disclosure on page 41 accordingly.

Description of Business, page 28

3.   Please expand your disclosure here and throughout your prospectus to specify the communities that you have contacted in connection with your recycling service and describe in detail the progress of your outreach efforts. In that regard, we note you state at page 26 that you have "received interest from multiple cities across the United States" and, at page F-6, that you are "in the process of setting up paper manufacturing plants in the States of Kansas, Florida and Texas." Please identify the "multiple cities" from which you have received interest, including any cities in Kansas, Florida, and Texas where you are in the process of setting up plants, and describe in more detail the progress you have made in developing these plants in Kansas, Florida, and Texas. In this regard, clarify whether you have entered into any definitive agreements to develop your paper manufacturing plants and file such agreements as exhibits to the registration statement.

Industry Overview, page 28

4.   Please supplementally provide us with support for the following claims found in this section and at pages 26 and 31 as we were unable to locate the cited sources for the claims in your filing:

- Of the recovered paper collected in North America, 30% was exported to Asian countries. Fifty percent of recovered paper was used to produce new paper.
- Recovery of all printing and writing papers is 41.1% (office paper is recovered at a rate of 46.9%), but only 4.8% of recovered paper goes back into making new recycled printing and writing paper.
- Only 5% of paper returned to commercial pulp and paper mills in Canada and the US for processing is recycled into new printing and writing paper.
- Most of the paper mills across North America are still using just a minimum of 30% of recycled paper and paperboard in their recycled paper product lines.
- Based on the Company's estimates, a population of one million generally uses at least 40 tons of paper per day.

Description of Property, page 32

5.   We note your disclosure that you have a virtual office in Texas and plan to operate your business remotely until you have sufficient capital to lease office space. Please disclose your current principal place of business and describe the extent of your operations in the Texas office.

Directors, Executive Officers, Promoters and Control Persons, page 32

Involvement in Legal Proceedings, page 32

6.   We note your disclosure regarding the bankruptcy of Greys Paper of which Mr. Ahluwalia was the CEO. Please provide a more detailed description of the bankruptcy of Greys Paper, including the factors that led to the bankruptcy and the status of the bankruptcy proceeding. Please also add a risk factor regarding Mr. Ahluwalia's prior experience with Greys Paper and the bankruptcy of Greys Paper while he was CEO. Finally, we note the biography of Mr. Ahluwalia states that "Greys Corporation and Greys Paper ceased operations in 2016 as a result of adverse action taken by the City of Edmonton." Please revise to clarify the "adverse action" consistent with your disclosure of the bankruptcy proceeding.

Summary Compensation Table, page 34

7.   We note your disclosure at page 39 that Mr. Ahluwalia received 4,000,000 shares of common stock in consideration of founding services. Please revise your summary compensation table to include these shares or advise. Refer to Item 402(n)(2) of Regulation S-K.

Description of Securities, page 39

8.   We note that Article XI of the Bylaws includes a fee-shifting provision. Please revise to discuss the fee-shifting provision, including the following matters:

- the types of actions subject to fee-shifting, including whether the company intends to apply the provision to claims under the federal securities laws;
- the level of recovery required by the plaintiff to avoid payment, including the meaning of the phrase "substantially achieves, in substance and amount, the full remedy sought"; and
- who is subject to the provision (e.g., former and current shareholders, legal counsel, expert witnesses) and who would be allowed to recover (e.g., company, directors, officers, affiliates).

In addition, please add risk factor disclosure regarding how the provision could discourage shareholder lawsuits that might otherwise benefit the company and its shareholders. Please also clarify if you intend to apply the fee-shifting provision to potential federal securities law claims in the current offering.

Item 16. Exhibits

9.   We note your disclosure on page 39 regarding a note payable. Given your lack of assets and no revenues, this outstanding note appears material to you. Please file the note as an exhibit. Refer to Item 601(b)(4) of Regulation S-K.

Exhibit 5.1

10.   We note that the amount of Offering Shares listed in the opinion and amount of such shares to be registered on this registration statement differ. Please explain the discrepancy or revise.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

        You may contact Diane Fritz, Staff Accountant, at (202) 551-3331 or Ethan Horowitz, Accounting Branch Chief, at (202) 551-3311 if you have questions regarding comments on the financial statements and related matters. Please contact Lisa Krestynick, Staff Attorney, at (202) 551-3056 or me at (202) 551-3642 with any other questions.

                                                Sincerely,

                                                /s/ Loan Lauren P. Nguyen

                                                Loan Lauren P. Nguyen
                                                Legal Branch Chief
                                                Office of Natural Resources

cc: Lance Brunson
        Brunson Chandler & Jones, PLLC